                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*


                               PURCHASESOFT, INC.
           -----------------------------------------------------------
                                (Name of Issuer)


                          Common, Stock, $.01 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                    395793201
           -----------------------------------------------------------
                                 (CUSIP Number)



          Larry E. Jeddeloh, TIS Acquisition and Management Group, Inc.
                        200 South Sixth Street, Suite 450
                              Minneapolis, MN 55402
                                  612-334-3050
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                               Page 2 of 9 Pages


                                  SCHEDULE 13D
                             ----------------------

CUSIP No.   395793201

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  TIS Acquisition and Management Group


2.  Check The Appropriate Box If A Member Of A Group*
                                                        (a) [ ]
                                                        (b) [_]
3.  Sec Use Only

4.  Source Of Funds

                  WC

5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(D) Or 2(E)                                     [_]

6.  Citizenship Or Place Of Organization

                  Minnesota

                                                 7.    Sole Voting Power
              Number Of                                0
               Shares
            Beneficially                         8.    Shared Voting Power
              Owned By                                 104,222
                Each
              Reporting                          9.    Sole Dispositive Power
               Person                                  0
                With
                                                 10.   Shared Dispositive Power
                                                       104,222

11. Aggregate Amount Beneficially Owned By Each Reporting Person
                  104,222

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [_]

13. Percent Of Class Represented By Amount In Row (11)
               0.7% (based on 14,004,515 shares outstanding on January 13, 2000)

14. Type Of Reporting Person*

                  CO

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D
                             ----------------------

CUSIP No.   395793201

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  TIS Group


2.  Check The Appropriate Box If A Member Of A Group*
                                                        (a) [ ]
                                                        (b) [_]
3.  Sec Use Only

4.  Source Of Funds

                  OO

5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(D) Or 2(E)                                     [_]

6.  Citizenship Or Place Of Organization

                  Minnesota

                                                 7.    Sole Voting Power
              Number Of                                0
               Shares
            Beneficially                         8.    Shared Voting Power
              Owned By                                 1,026,004
                Each
              Reporting                          9.    Sole Dispositive Power
               Person                                  0
                With
                                                 10.   Shared Dispositive Power
                                                       1,026,004

11. Aggregate Amount Beneficially Owned By Each Reporting Person
                  1,026,004

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [_]

13. Percent Of Class Represented By Amount In Row (11)
               7.3% (based on 14,004,515 shares outstanding on January 13, 2000)

14. Type Of Reporting Person*

                  CO, IV

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D
                             ----------------------

CUSIP No.   395793201

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  Larry Jeddeloh


2.  Check The Appropriate Box If A Member Of A Group*
                                                        (a) [ ]
                                                        (b) [_]
3.  Sec Use Only

4.  Source Of Funds

                  PE,OO

5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(D) Or 2(E)                                     [_]

6.  Citizenship Or Place Of Organization

                  USA

                                                 7.    Sole Voting Power
              Number Of                                833
               Shares
            Beneficially                         8.    Shared Voting Power
              Owned By                                 1,026,004
                Each
              Reporting                          9.    Sole Dispositive Power
               Person                                  833
                With
                                                 10.   Shared Dispositive Power
                                                       1,026,004

11. Aggregate Amount Beneficially Owned By Each Reporting Person
                  1,026,837

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [_]

13. Percent Of Class Represented By Amount In Row (11)
               7.3% (based on 14,004,515 shares outstanding on January 13, 2000)

14. Type Of Reporting Person*
                  IA

                                                               Page 5 of 9 Pages

This Amendment No. 9 to the Schedule 13D of T.I.S. Acquisition and Management Group ("TIS Acquisition"), TIS Group, Inc. ("TIS Group") and Larry E. Jeddeloh (collectively, the "reporting Entities"), relates to the common stock, par value $0.01 per share, of Purchasesoft, Inc. (The "Issuer"). The Reporting Entities are filing this Amendment No. 9 to update certain information contained in Amendment No. 8 to the initial filing.

Item 1.   Security and Issuer.

          No change; See Amendment No. 2 to the initial filing.

Item 2.   Identity and Background.

          No change; See Amendment No. 2 to the initial filing.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable; See also Amendment No. 5 to the initial filing.

Item 4.   Purpose of Transaction.

          Not applicable; See also Amendment No. 5 to the initial filing.

Item 5.   Interest in Securities of the Issuer.

(a) As of January 13, 2000, there were 14,004,515 shares of Common Stock issued and outstanding.

          TIS Acquisition beneficially owns 104,222 shares of Common Stock, constituting 0.7% of the shares of Common Stock issued and outstanding. TIS Group, which owns a majority of the stock of and controls TIS Acquisition, has the right to vote and dispose of the shares of Common Stock held by TIS Acquisition and may be deemed the beneficial owner of such shares. In addition, TIS Group beneficially owns 1,026,004 shares of Common Stock, constituting 7.3% of the Shares of Common Stock issued and outstanding, for clients' accounts managed by it. TIS Group has the right to vote and dispose of the shares of Common Stock held by TIS Group Managers and may be deemed the beneficial owner of such shares.

          Mr. Jeddeloh owns 833 shares of Common Stock, constituting less than 1.0% of the shares of Common Stock issued and outstanding. By virtue of his positions with TIS Acquisition and TIS Group, which owns a majority of the stock and controls TIS Acquisition, Mr. Jeddeloh has the right to vote and dispose of the shares of Common Stock held by TIS Acquisition and TIS Group, respectively, and may be deemed the beneficial owner of such shares.

          As a group, TIS Acquisition, TIS Group and Mr. Jeddeloh beneficially own 1,113,059 shares of Common Stock, constituting 8.1% of the shares of Common Stock issued and outstanding as of January 13, 2000.

(b) TIS Acquisition, TIS Group and Mr. Jeddeloh share the power to vote and the power to dispose of 1,026,004 shares of Common Stock beneficially owned by each of them or which they have the right to acquire within sixty (60) days as set forth in Item 5(a) above. Mr. Jeddeloh has the sole power to vote and the sole power to dispose of all of the 833 shares of Common Stock beneficially owned by him as set forth in Item 5(a) above.

(c) Except for the transactions to which this Schedule 13D relates, Mr. Jeddeloh has not effected any transaction in the shares of common Stock during the past sixty (60) days. Except for the transactions to which this Schedule 13D relates, neither TIS Acquisition nor TIS Group has effected any transactions in

                                                               Page 6 of 9 Pages

          the shares of Common Stock in the past sixty (60) days and TIS Group or accounts managed by TIS Group have effected the following transactions in the past sixty (60) days.


                                                                                Number            Price
Seller/Purchaser                 Buy/Sell       Date                            of Shares         Per Share
----------------                 --------       ----                            ---------         ---------
TIS Group                        Buy            December 30, 1999                  8,000          $0.875
TIS Group                        Buy            December 30, 1999                 20,000          $1.4453
TIS Group                        Buy            December 30, 1999                 10,000          $1.3125
TIS Group                        Buy            December 31, 1999                 16,500          $1.019
TIS Group                        Buy            December 31, 1999                  1,000          $1.125
TIS Growth Fund                  Buy            December 31, 1999                 43,500          $1.019
TIS Growth Fund                  Sell           January 3, 2000                   21,000          $2.372
TIS Growth Fund                  Sell           January 4, 2000                    3,000          $2.9875
TIS Growth Fund                  Sell           January 4, 2000                    9,000          $3.0375
TIS Growth Fund                  Sell           January 4, 2000                    3,000          $3.21875
TIS Group                        Sell           January 4, 2000                    2,000          $2.9875
TIS Group                        Sell           January 4, 2000                    6,000          $3.0375
TIS Group                        Sell           January 4, 2000                    2,000          $3.21875
TIS Group                        Sell           January 5, 2000                    2,000          $3.09375
TIS Growth Fund                  Sell           January 5, 2000                    3,000          $3.09375
TIS Growth Fund                  Sell           January 10, 2000                   6,000          $3.0469
TIS Group                        Sell           January 10, 2000                   2,000          $3.0469
TIS Growth Fund                  Sell           January 11, 2000                   3,000          $3.25
TIS Group                        Sell           January 11, 2000                   2,000          $3.25
TIS Growth Fund                  Sell           January 12, 2000                   4,000          $3.25
TIS Growth Fund                  Sell           January 13, 2000                   3,000          $3.1875
TIS Growth Fund                  Sell           January 14, 2000                  15,000          $3.6875
TIS Group                        Sell           January 14, 2000                   5,000          $3.6875
TIS Growth Fund                  Sell           January 18, 2000                   7,000          $5.40625
TIS Group                        Sell           January 18, 2000                  13,000          $5.40625
TIS Growth Fund                  Sell           February 1, 2000                   3,000          $8.25



                                                               Page 7 of 9 Pages


TIS Group                        Sell           February 1, 2000                   3,000          $6.9375
TIS Group                        Sell           February 2, 2000                   2,000          $7.25
TIS Growth Fund                  Sell           February 2, 2000                   5,000          $7.375
TIS Group                        Sell           February 3, 2000                   2,000          $7.1041
TIS Growth Fund                  Sell           February 3, 2000                   1,000          $7.1041
TIS Growth Fund                  Sell           February 3, 2000                   2,000          $7.125
TIS Group                        Sell           February 4, 2000                   1,000          $6.90625
TIS Growth Fund                  Sell           February 4, 2000                   2,000          $6.8437
TIS Group                        Sell           February 8, 2000                   1,000          $6.75
TIS Growth Fund                  Sell           February 8, 2000                   2,000          $6.75
TIS Group                        Sell           February 8, 2000                   1,000          $6.6875
TIS Growth Fund                  Sell           February 8, 2000                   2,000          $6.6875


(d)       No change; See Amendment No. 1 to the initial filing.

(e)       Not applicable.


Items 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change; See Amendment No. 1 to the initial filing

Item 7.  Material to be Filed as Exhibits.

No change; See Amendment No. 1 to the initial filing.

                                                               Page 8 of 9 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.


Dated: February 11, 2000.              TIS ACQUISITION AND MANAGEMENT
                                         GROUP, INC.


                                         By
                                            -----------------------------------
                                            Larry E. Jeddeloh
                                            President and Director


                                         TIS GROUP


                                         By
                                            -----------------------------------
                                            Larry E. Jeddeloh
                                            President and Director


                                         LARRY E. JEDDELOH


                                         By
                                            -----------------------------------
                                            Larry E. Jeddeloh, Individually

                                                               Page 9 of 9 Pages

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT
                             -----------------------

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Purchasesoft, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 11, 2000.



                                       TIS ACQUISITION AND MANAGEMENT
                                         GROUP, INC.


                                         By
                                            -----------------------------------
                                            Larry E. Jeddeloh
                                            President and Director


                                         TIS GROUP


                                         By
                                            -----------------------------------
                                            Larry E. Jeddeloh
                                            President and Director


                                         LARRY E. JEDDELOH


                                         By
                                            -----------------------------------
                                         Larry E. Jeddeloh, Individually